VIA FACSIMILE

Ms. Angela Jackson

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lazard Ltd Registration

Statement on Form S-1,

filed December 17, 2004, as amended February 11, 2005,

    March 21, 2005, April 11, 2005 and April 18, 2005

File No. 333-121407

Dear Ms. Jackson,

As discussed with you this morning, on behalf of Lazard Ltd (the “Company” or “Lazard”), the following information is delivered to the staff of the Division of Corporation Finance (the “Staff”) in supplement to the comments of the Staff on the above referenced registration statement

1.	Please provide your analysis of the Equity Security Units under EITF Issue 00-19.

Response: The Company has performed an analysis of the forward purchase contracts under EITF 00-19 and concluded that since the

April 18, 2005

contracts can only be physically settled by using the company’s own stock that it will be accounted for as equity. The Company has considered the conditions outlined in paragraphs 12 -32 of EITF Issue 00-19 to support this conclusion. Those conditions are as follows:

The contract permits the company to settle in unregistered shares. (paragraphs 14-18 of Issue 00-19)

The shares underlying the purchase contract will be registered as part of the initial ESU offering. In the event that the registration becomes ineffective for any reason, the Company will have the ability to deliver unregistered shares, without any penalty. Paragraph 18 of EITF Issue 00-19 states that if the subject shares are registered as of the inception of the transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the issuer is met.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. (paragraph 19)

The Company’s authorized capital stock consists of 500,000,000 shares. The maximum number of shares that may be issuable under the purchase contract are presently estimated at 15,384,615 (or 16,826,923 if the underwriters’ over-allotment option is exercised in full). In addition, the Company will have (a) an estimated 33,653,846 shares outstanding following the IPO (or 38,223,533 if the underwriters’ over-allotment option is exercised in full), (b) 66,346,154 shares issuable upon the exchange of LAZ-MD Holdings interests for shares of the Company’s common stock and (c) 25,000,000 shares reserved under the Company’s equity incentive plans. In total, the shares potentially issuable with respect to all current securities aggregates to 140,384,615 during the contract period (or 146,396,610 shares if both of the underwriters’ over-allotment options are exercised in full). These amounts assume a $26.00 per share initial public offering price, although the amounts would not change materially at other initial public offering prices within the range of current expectations. In addition, the ESU underwriting agreement and the purchase contract agreement will require the Company to reserve the maximum number of shares deliverable under the stock purchase contract.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement. (paragraphs 20-24)

April 18, 2005

The purchase contract agreement does not contain provisions that would permit net share settlement.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. (paragraph 25)

The purchase contract agreement does not require net-cash settlement in the event that the Company does not make timely filings with the SEC.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). (paragraph 26)

The purchase contract agreement does not include “top-off” or “make-whole” provisions.

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. (paragraphs 27-28)

The forward purchase contract does not permit net cash settlement in any circumstance.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. (paragraphs 29-31)

The purchase contact agreement does not give the counterparty any rights that rank higher than those of a shareholder of the stock underlying the contract.

There is no requirement in the contract to post collateral at any point or for any reason. (paragraph 32)

The Company is not required to post any collateral of any kind under any circumstances under the purchase contract agreement.

2.	Please provide your analysis as to why the forward purchase contract is not predominantly indexed to a fixed monetary amount, as described in paragraph 12(a) of FAS 150.

April 18, 2005

Response: The attached analysis (Exhibit A) illustrates that based upon what be believe to be reasonable assumptions as to the volatility of the Company’s stock price, and other related assumptions, at the time the purchase contract is to be settled, the substantial probability is that the Company’s stock price will be outside the “dead zone” (the range in which the forward purchase contract is to be settled for a number of shares equal to a fixed monetary value). Exhibit A illustrates an approximately 15% to 25% probability of the stock price being within the “dead zone”, corresponding to a 75% to 85% probability of the stock price being outside the “dead zone”.

3.	Please provide your analysis as to whether the Lazard Group exchangeable interests held by LAZ-MD Holdings contain an embedded derivative that should be bifurcated under paragraph 12 of FAS 133.

Response: The exchange right is embedded within the Lazard Group interests and provides the ability for a holder to exchange one underlying unit of Lazard Group for one share of common stock of Lazard Ltd. We believe that this exchange right is clearly and closely related to the host security because it provides the right for holders to exchange equity in one entity for equity for another entity within the same consolidated group. Paragraph 5 of FAS 150 states that for financial instruments issued by members of a consolidated group of entities, an issuer’s equity shares include the equity shares of any entity whose financial statements are included in the consolidated financial statements. Since the exchange right is clearly and closely related to the host security, the requirement for bifurcation in paragraph 12(a) of FAS 133 is not met. As such, the security will be accounted for as a single instrument. Moreover, we believe that there is no economic value inherent in the embedded exchange right given that the Company’s (Lazard Ltd’s) only assets will be holdings of Lazard Group interests, which it will hold in a one-to-one ratio relative to its own shares outstanding.

4.	Please provide an example of the description of settlement rates, interest rates and contract adjustment payment rates as would appear in the ESU S-1.

Response: Please see the attached Exhibit B.

We are also providing as Exhibit C a copy of the list of recent similar security offerings previously provided to Mr. Christian Windsor, Esq.

April 18, 2005

Should you require further clarification of the matters discussed in this letter or relating to the information submitted herewith, please contact me or Benjamin D. Fackler, Esq. at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

Gavin D. Solotar, Esq.

cc:	Scott D. Hoffman, Esq.

Managing Director and General Counsel, Lazard LLC

Kris F. Heinzelman, Esq.

    Cravath, Swaine & Moore LLP

Mark Webb, Esq.

    Branch Chief, Securities and Exchange Commission

Draft for Illustrative Purposes 18-Apr-2005 – Subject to Finalization Based on Actual Pricing

Exhibit A

Equity Security Units

Illustrative Probability of Stock Price in “Dead Zone”

■	The following probability distribution for future Lazard Ltd. stock prices is based on options pricing theory (i.e., Black-Scholes)

—	Generally referred to as a log normal distribution (where more than 50% of the data falls below the mean – i.e., asymmetric about the mean)

■	Key inputs for constructing a future Lazard Ltd. stock price probability distribution include:

—	Projected dividend yield

—	Share price at issuance

—	Expected volatility of Lazard Ltd. stock price

—	Time horizon: years in the future that we are determining stock price distribution

—	Forward rate or expected mean equity growth rate

Draft for Illustrative Purposes 18-Apr-2005 – Subject to Finalization Based on Actual Pricing

Exhibit A

Equity Security Units

Illustrative Probability of Stock Price in “Dead Zone”

Value Determined Using Forward Rate

Assumptions
Term (Years)	3
Dividend Yield	1.40%
3-Year Debt Rate (Before Dividend)	5.18%
Share Price at Issuance	$26.00

		Probability That Stock Price At Maturity is Within “Dead Zone” (i.e., Great Than Share Price at Issuance But Less Than Threshold Appreciation Price)
Threshold Appreciation		Volatility
Price / Premium		19.0%	20.0%	21.0%	22.0%	23.0%	24.0%	25.0%
$32.24	24%	25.36%	24.09%	22.95%	21.90%	20.93%	20.04%	19.22%
$31.98	23%	24.47%	23.25%	22.14%	21.13%	20.20%	19.34%	18.55%
$31.72	22%	23.57%	22.40%	21.33%	20.35%	19.45%	18.62%	17.86%
$31.46	21%	22.66%	21.52%	20.49%	19.55%	18.69%	17.90%	17.16%
$31.20	20%	21.72%	20.64%	19.65%	18.75%	17.92%	17.16%	16.45%

Value Determined Using Equity Growth Rate

Assumptions
Term (Years)	3
Dividend Yield	1.40%
3-Year Debt Rate (Before Dividend)	10.00%
Share Price at Issuance	$28.00

		Probability That Stock Price At Maturity is Within “Dead Zone” (i.e., Great Than Share Price at Issuance But Less Than Threshold Appreciation Price)
Threshold Appreciation		Volatility
Price / Premium		19.0%	20.0%	21.0%	22.0%	23.0%	24.0%	25.0%
$32.24	24%	23.53%	22.72%	21.93%	21.18%	20.46%	19.78%	19.12%
$31.98	23%	22.55%	21.79%	21.05%	20.33%	19.65	19.00%	18.38%
$31.72	22%	21.57%	20.85%	20.15%	19.48%	18.83%	18.22%	17.63%
$31.46	21%	20.58%	19.91%	19.26%	18.62%	18.01%	17.43%	16.87%
$31.20	20%	19.59%	18.97%	18.35%	17.76%	17.18%	16.63%	16.10%

Draft for Illustrative Purposes 18-Apr-2005 – Subject to Finalization Based on Actual Pricing

Exhibit B

Equity Security Units – Language Describing Illustrated Pricing Terms

Settlement Rate: Assumes $26 “Reference Price” (equal to the IPO price) and 22% premium at the high end of the variable share forward

The daily amount for each of the 20 trading days beginning on            ,              2008 is equal to, subject to adjustment under certain circumstances as described under “—Anti-dilution Adjustments” below:

—	for each of those 20 trading days on which the closing price for Lazard Ltd’s common stock is less than or equal to $26.00, a fraction of a share of Lazard Ltd’s common stock per purchase contract equal to:

1/20 x $25.00/$26.00 (0.0481)

—	for each of those 20 trading days on which the closing price for Lazard Ltd’s common stock is greater than $26.00 but less than $31.72 (i.e., 122% of the “reference price”), a fraction of a share of Lazard Ltd’s common stock per purchase contract equal to:

1/20 x $25.00/closing price, and

—	for each of those 20 trading days on which the closing price for Lazard Ltd’s common stock is greater than or equal to $31.72, a fraction of a share of Lazard Ltd’s common stock per purchase contract equal to:

1/20 x $25.00/$31.72 (0.0394)

Breakdown of Debt and Purchase Contract Payments (Assumes 6.625% aggregate payment rate on ESU)

If you hold normal units, Lazard Ltd will pay you quarterly contract adjustment payments on the underlying purchase contracts at the annual rate of 1.445% of the $25 stated amount through and including the stock purchase date, and Lazard Group Finance will pay you quarterly interest payments on the ownership interests in senior notes that are pledged in respect of your normal units at the initial annual rate of 5.180% through but excluding the stock purchase date.

Exhibit C

Precedent Equity Security Units Transactions

Trade Date	Issuer	Dual- Tranche	IPO
03/24/05	PNM Resources	1
02/07/05	Southern Union Company
07/26/04	Marshall & Illsley
06/09/04	Great Plains Energy	1
05/24/04	Genworth Financial	1	1
05/04/04	Albertson’s
03/17/04	XL Capital Ltd.
06/19/03	Chubb Corporation	1
05/20/03	The Hartford Financial Serv. Group	1
05/01/03	Unumprovident	1
02/11/03	Teekay Shipping	1
01/23/03	Oneok	1
01/14/03	State Street	1
12/12/02	Baxter International	1
11/25/02	Chubb Corporation
10/28/02	Platinum	1	1
10/25/02	Household International	1
09/09/02	The Hartford Financial Serv. Group	1
07/25/02	St. Paul Companies	1
06/21/02	El Paso Energy	1
06/20/02	DTE Energy Company	1
06/06/02	Nortel Networks	1
06/06/02	FPL Group	1
06/05/02	American Electric Power	1
05/30/02	TXU Corp.	1
05/21/02	Toys “R” Us, Inc.	1
04/30/02	CenturyTel, Inc.
04/30/02	Alltel
04/25/02	Temple-Inland, Inc.	1
04/24/02	Sempra Energy
04/18/02	Capital One Financial Corp.